SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

THORNBURG MORTGAGE, INC.

(Name of Subject Company)

THORNBURG MORTGAGE, INC

(Name of Filing Persons (Offeror)

Series C Preferred Stock, Par Value $0.01 Per Share

Series D Preferred Stock, Par Value $0.01 Per Share

Series E Preferred Stock, Par Value $0.01 Per Share

Series F Preferred Stock, Par Value $0.01 Per Share

885218305 885218404 885218503 885218701
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Larry A. Goldstone

Chief Executive Officer & President

Thornburg Mortgage, Inc.

150 Washington Avenue, Suite 302

Santa Fe, New Mexico 87501

(505) 989-1900

(Name Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copy to:

Karen A. Dempsey

David R. Wilson

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6000

Transaction Valuation	Amount of Filing Fee

N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of filing

Amount Previously

Paid: N/A	Filing Party: N/A

Form of Registration No.: N/A	Date File: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issue tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXHIBIT INDEX

EXHIBIT NUMBER	NAME OF EXHIBIT

99.1	Press Release issued by Thornburg Mortgage, Inc. dated July 1, 2008.

3